

Offering Statement for Vispiri Inc. ("Cleveland Whiskey")

Vispiri Inc. ("Cleveland Whiskey," the "Company," "we," or "us"), a Delaware Corporation incorporated on July 8, 2009, is holding the following offering:

Up to $4,625,002.20 in Class F Common Stock at $9.10 per share with a minimum target amount of $9,991.80.

Offering Minimum: $9,991.80 | 1,098 shares of Class F Common Stock
Offering Maximum: $4,625,002.20 | 508,242 shares of Class F Common Stock
Type of Security Offered: Class F Common Stock
Purchase Price of Security Offered: $9.10 per Share
Minimum Investment Amount (per investor): $254.80 | 28 shares of Class F Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $254.80. The Company must reach its Target Offering Amount of $9,991.80 by September 30, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,991.80 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Perks:
- **Invest $500:** Have **your name** proudly engraved on our **Wall of Investors** in the distillery. Plus, enjoy an *exclusive invitation* to quarterly investor updates.
- **Invest $2500**: Leave a **lasting legacy** with an **engraved brick** at the Cleveland Whiskey campus. Your name will be *etched in history!* Includes all perks from previous tier.
- **Invest $10,000**: Enjoy a **private lunch** with our **Founder, Tom Lix,** where you'll dive into the story and passion behind Cleveland Whiskey. Includes all perks from previous tiers.
- **Invest $25,000:** Get your hands dirty in the **whiskey-making process** alongside our **distillery team**. Dive into daily operations—from distilling to bottling, proofing to quality control. End the day with a few pre-release tastings straight from the barrels. Includes all perks from previous tiers.

- **Invest $100,000**: Claim **naming rights** to one of our **iconic whiskey stills** (only 3 available!). A truly **rare opportunity** to leave your mark. Includes all perks from previous tiers. (Final placement of engraved names, bricks, and still nameplates will be determined in consultation with investors; experiences scheduled based on distillery operations and availability.)

This document is generated by PicMii Crowdfunding LLC dba Highlander ("Highlander"), which is not a registered broker-dealer. Highlander does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Highlander has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Highlander nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC dba Highlander, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC dba Highlander:

support@picmiicrowdfunding.com

Highlander does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are

forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER

FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

LUMINATE BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found in the companies SEC filings here:

https://clevelandwhiskey.com/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

Issuer Information

Vispiri Inc.

501 Stones Levee, Cleveland, OH 44113

Eligibility

The following are true for Vispiri Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

<u>**Employee Name and Title**</u>

Tom Lix: CEO

Mr. Lix's primary position is with the issuer.

Employee Background

Serial entrepreneur **Tom Lix** is Cleveland Whiskey's founder, and CEO He was the President and Chair of application services provider Public Interactive® which he founded in 1995 (acquired by National Public Radio®) and the former President of Market Pulse™, a Cambridge-based database software company and subsidiary of Computer Corporation of America.

Previously, he was President/Chief Operating Officer of Connecticut based Yankelovich Partners) where he consulted for leading food, beverage, hospitality and entertainment companies.

The list includes, among others, Guinness PLC, Proctor & Gamble, H. J. Heinz Company, Unilever, PepsiCo, The Clorox Company, Burger King, Harrah's Entertainment, and the InterContinental Hotel Group. In addition, Lix has consulted to leading media companies and brands such as HBO®, *Time* magazine, and MTV Networks; travel and transportation companies including American Airlines, Amtrak, and Northwest Airlines (now Delta); as well as service delivery and technology innovators that included American Express, FedEx® and Visa.

3-Year Work History

Cleveland Whiskey, Inc. | CEO | 2009 – present

<u>**Employee Name and Title**</u>

Kevin Cash: Chairman of the Board

Mr. Cash's primary position is with Benesch, Friedlander, Koplan, Arronoff LLP.

Employee Background

Currently the Chief Financial Officer at Benesch, an International law practice with more than four hundred attorneys in cities ranging from Cleveland and New York City to Chicago, San Francisco and Shanghai. Previously he was the Chief Operating Officer for Wilson Elser (Wilson Elser Moskowitz Edleman & Dicker LLP), a $400 million law firm with forty offices throughout the country. Prior to Wilson Elser, he was the Chief Financial Officer at Pierce, Bainbridge, Beck, Price & Hecht LLP, a start-up Law Firm with over seventy attorneys in New York, Los Angeles, Boston, Washington DC and Cleveland. In addition, Kevin is the former Chief Financial Officer at Orrick, Herrington & Sutcliffe LLP and Baker & Hostetler, LLP as well as an Advisory Services Partner at Ernst & Young. Kevin holds credentials as a Certified Public Accountant (CPA) and Diplomate of the American Board of Forensic Accountants (DABFA).

3-Year Work History

Cleveland Whiskey, Inc. | Chairman of the Board | 2016 – present

Benesch, Friedlander, Koplan, Arronoff LLP. | CFO | 2022 – present

Employee Name and Title

Don Coffey: Chief Science Officer

Mr. Coffey's primary position is with the issuer.

Employee Background

Chief Science Officer, is also a member of our Board of Directors. Most recently he was the Chief Technology Officer for EDGE Ingredients, LLC, an ingredient company supplying clean label products to the food and beverage industries. Previously, Don was Executive Vice President of Research, Development, and Innovation at MGP Ingredients, a leader in whiskey, neutral spirits, and gin manufacturing in the U.S. He also held research and commercial leadership roles at The Dow Chemical Company. Don earned his PhD in Food Chemistry from Michigan State University and recently, on a 55-day, 2,927-mile adventure, rode his bicycle cross-country.

3-Year Work History

Cleveland Whiskey, Inc. | CSO | 2022 – present

Employee Name and Title

Laura Hudak: Director

Mrs. Hudak's primary position is with TEAM NEO.

Employee Background

Vice President, Finance and Administration at TEAM NEO, a regional economic development organization headquartered in Cleveland, and responsible for overseeing financial and business operations. Previously, Laura was a senior manager at Deloitte where she focused on information systems and internal controls audits and was instrumental in leading regional HIPPA activities for the healthcare industry as well as a national facilitator of Sarbanes-Oxley regulations.

Prior to Deloitte, Laura spent 11 years at Ernst & Young, working in the Cleveland, National and London offices where she focused on financial services, manufacturing and health care industries in both Ohio and Michigan. Laura is a Certified Public Accountant. She is Chair of Holy Name High School and the Alumni Board of the Cleveland Animal Protective League. Laura is a proud graduate of Kent State University majoring in accounting, computer science and business management.

3-Year Work History

Cleveland Whiskey, Inc. | Director | 2022 – present

TEAM NEO | Vice President, Finance and Administration | 2022 – present

Employee Name and Title

Sue Stabe: Director

Mrs. Stabe's primary position is with Long & Short of It.

Employee Background

Co-founder of Long & Short of It, a brand development and marketing strategy agency. Known for her energetic and inquisitive nature, Sue has over 20 years of experience driving business forward through brand development, strategic planning, product development, and market research across both for-profit and non-profit organizations. She has collaborated with notable clients such as Ideastream Public Media, University Hospitals, Tremco, Joann, and Sherwin Williams.

Previously, she managed marketing research and strategic planning teams at KeyBank, American Greetings, and Adcom. Sue holds a BBA from Miami University, an MBA from Kent State University, and is a graduate of the Goldman Sachs 10,000 Small Businesses Program. Additionally, she is an inaugural and active member of CLEO, a networking and professional development organization for women in business.

3-Year Work History

Cleveland Whiskey, Inc. | Director | 2022 – present

Long & Short of It. | Co-Founder | 2022 – present

Employee Name and Title

Matthew Fish: Director

Mr. Fish's primary position is with Controlled Chaos Consulting LLC.

Employee Background

Founder of culinary consultancy Controlled Chaos, and formerly the owner and founder of Melt Bar and Grilled Inc, the beloved Cleveland based gourmet grilled cheese restaurant and brand. Melt grew and expanded to 13 locations both locally and regionally from 2006-2024. The brand earned many accolades and awards during its 18-year history, including appearances on *The Today Show* on NBC, *Diners, Drive-Ins & Dives* on The Food Network & *Man vs Food on* The Travel Channel.

Melt Bar and Grilled was voted the best restaurant in Cleveland in both 2012 & 2013. In 2015 Matt was named the Ohio SBA Small Businessperson of the Year and was a finalist for the national award. With a degree in Culinary Arts and Restaurant Management through Cuyahoga Community College, Matt worked his way up through many notable kitchens in Cleveland. Matt is also an avid music fan and talented drummer. He spent 15+ years touring nationally and internationally with multiple bands and released several albums on notable record labels. He still plays music with his band, continuing to write and release new material.

3-Year Work History

Cleveland Whiskey, Inc. | Director | 2025 – present

Controlled Chaos Consulting LLC | CEO | 2022 – present

Melt Bar | Owner and Founder | 2006 – 2024

Principal Security Holders

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

<u>Principal Security Holder Name</u>

Tom Lix

# of Securities Owned

1,382,892 shares

Security Class

Class A Common Stock

Voting Power

52.60%

<u>Principal Security Holder Name</u>

Cara Zale, LLC

# of Securities Owned

721,546 shares

Security Class

Preferred Stock

Voting Power

27.46%

Business and Anticipated Business Plan

Business of the issuer and the anticipated business plan

In the summer of 2013, INC Magazine wrote about a new company, Cleveland Whiskey. It was an innovation focused advanced technology manufacturing company that was about to disrupt an industry steeped in tradition. An industry dominated by billion-dollar conglomerates and companies that have not changed their methods in generations. Whiskey "traditionalists" were already calling us heretics.

That was thirteen years ago.

Since then, we've sold more than 1,000,000 bottles, distributed in 20 States, exported to both Europe and Asia, and we've captured a total of one-hundred and seventy-five (175) medals at competitions around the world, including eighty-five (85) gold, double gold and "best-of-show" awards. We also scaled our production capacity, built out a much larger facility, continued improving our production technologies and were awarded a series of registered trademarks and two U.S. patents.

We also changed our corporate name to Vispiri, an acronym "Visionary Spirits", and while retaining Cleveland Whiskey for our consumer brands, the market has changed.

Domestic, Canadian, and European demand has plummeted. It is a tough time for the whiskey industry, and alcohol. in general. The data is not yet in for 2025, but in 2024, one out of every 4 craft distillers closed their doors. The big brands have announced major layoffs, and distillery shutdowns. To give you, the reader, context, google "whiskey industry in trouble".

From the perspective of a relatively small producer, and even before the downturn, the markets were already crowded, dominated by the large brands, and severely limited by available shelf space.

Proactive and purposeful change.

Guided by insights from the *Blue Ocean Strategy*, by W. Chan Kim and Renee Mauborgne as well as visionaries like Seth Godin (Purple Cow) and Malcolm Gladwell (The Tipping Point), we planned ahead by systematically looking for opportunities where our innovations in alcohol production would provide sustainable competitive advantage, free from overwhelming competition.

Finding Market and Opportunity.

Our solution lies in India, the world's largest whiskey market by volume, which accounts for nearly half of global consumption. Despite the voracious demand for whiskey, selling imported products through traditional channels in India has proven prohibitive for importing producers. High tariffs and taxes, variable shipping costs, and a tangle of bureaucratic barriers make imported whiskey unaffordable for a substantial proportion of India's 1.4 billion people.

The path forward involves Indian Made Foreign Liquor (IMFL)—a product category that blends imported whiskey with locally distilled spirits. IMFL delivers lower price points for consumers while retaining the allure of foreign whiskey. Regulatory frameworks allow its labeling under generic terms like "American Blended Whiskey" or "Scotch Blended Malt Whiskey," enabling market accessibility across India, Southeast Asia, Africa, and the Middle East.

Our proprietary technologies uniquely position us to capitalize on this untapped potential. We have developed premium whiskey concentrates that not only significantly lower production costs for IMFL through minimized tariffs, shipping charges, and fees, but also enhance the flavor profile of the resulting blends. This allows us to price under competitive imports while delivering an elevated whiskey experience.

This is our "Blue Ocean". In late 2022 we partnered with local stakeholders to launch Ella Spirits and Beverages Pvt Ltd (https://ellaspirits.in), an India based marketing and distribution company. Our company holds a 49% ownership stake. By November 2025, following our participation in the Prowine trade show in Mumbai, we secured our first contracts in the IMFL category valued at five crores (+/- $550,000). This milestone not only solidified our entry into India but also positioned us to expand into Southeast Asia and Africa through IMFL exports.

We are not simply reacting to challenging market conditions; we are driving initiative-taking growth. The foundation of this strategy lies in technology-driven efficiency and innovation. While others are struggling to survive in a contracting market, we are expanding into new markets, scaling groundbreaking technologies, and fueling robust revenue, profitability growth, and equity valuation. Our adaptability, vision, and revolutionary approach to whiskey production is positioning us as a global pioneer in a changing landscape.

.Financial and operating projections are summarized below:

Financial Projections ($)	2026	2027	2028	2029	2030
Revenue	2,844,000	4,811,650	8,950,171	19,596,582	47,257,057
Cost of Revenue	1,336,680	2,165,243	3,848,574	8,034,599	18,430,252
Gross Profit	1,507,320	2,646,408	5,101,597	11,561,983	28,826,805
Total Operating Expenses	1,068,830	1,822,460	3,262,603	6,236,702	14,332,288
Net Income / Operations	438,490	823,947	1,838,994	5,325,281	14,494,517

Our growth plan is purposely designed into a series of sequential implementation steps to allow for a carefully managed plan of production capacity expansion, technology improvements, revenue growth and a proper alignment of both equity and debt supported by increasing cash flow and expanding markets.

The initial phase, which took place between 2022 and 2025, focused on operational priorities and expanded production, and is supported by $6.7 million in debt funding. These monies allowed for the purchase of the properties, significant utility upgrades and the partial renovation of two buildings, providing a total of approximately 45,000 ft^2 of usable indoor space to support immediate production expansion.

The Company is currently seeking up to $15 million in phased equity funding to aggressively continue capacity expansion, add new international markets, launch next generation process technologies, and build a strategic international presence and production facility in Scotland.

Market Demand

The global whiskey market hit a post-Covid stall in 2023, while subsequent years have seen a reduction in both value and volume sold. Near term forecasts are mixed and vary widely with no real consensus on when the market shrinkage will plateau. Longer term forecasts however remain positive. Valued at $68.7 billion in 2024, the market is expected to grow to $94.9 billion by 2031. *Source: Precision Reports 3.6.2024.*

Importantly, there are selected markets including India, Africa, and South-East Asia, where growth continues despite the industry wide slump.

The Indian whiskey market has been experiencing robust growth, driven by rising incomes, growing urbanization, and evolving consumer preferences. Specifically, the CAGR for whiskey in India has been reported to be around 6–8% between 2023 and 2028, with premium and super-premium

segments growing even faster.

In Southeast Asia, the market has also seen robust growth, fueled by increasing disposable incomes and the popularity of Western-style spirits. The CAGR for whiskey consumption in this region is estimated to be 5–7% over the same period, though specific market growth varies by country (e.g., stronger growth in emerging economies like Vietnam, Indonesia, and the Philippines).

Although there is a smaller base consumption level, Africa's whiskey market has shown steady growth due to rising middle-class populations and shifting preferences toward premium alcoholic beverages. The CAGR for whiskey in the region is estimated at 5–6**%**, with markets including South Africa, Nigeria, and Kenya.

Products

For export, we've developed a series of unique and innovative **whiskey concentrates** which are discussed in more detail later in this plan (see **Export Strategy**). We have two complimentary yet distinct product categories with multiple offerings across each category, including extracts derived from both a Bourbon Whiskey and American Malt Whiskey base. As business-to-business (B2B) products, they're delivered in bulk and subsequently blended with locally made neutral grain spirits (NGS) to make the IMFL products.

Flavor profiles of the concentrates are easily adjusted, allowing us to efficiently create and replicate a wide range of custom flavor variations, allowing for the creation of exclusive recipes at higher margins.

For domestic distribution and sale, the company currently stocks multiple whiskey variations on retail shelves along with a number of seasonal, flavored, short run "distillery only" specialties and custom barrel product, including Cleveland® Black Reserve, Bridge and Main, Cleveland Underground, Wheat Penny 1958 Bourbon®, Magic Rabbit® and Christmas Bourbon®.

Although still in the prototype stage, we expect an entry into the low/no-alcohol space which will closely mimic a classic whiskey aroma, flavor, mouthfeel, and overall sensory experience (without the alcohol).
Produced with low heat, oxygen enriched, aqueous extraction, and advanced membrane filtration, our technology allows us to create a much closer approximation of premium alcohol-based whiskey flavor profiles than other existing methodologies as represented by the current range of competitive products.

Expanding Capacity

Until recently, demand exceeded our capacity. It wasn't just a shortage of production equipment, but we simply didn't have enough room to store raw materials, which meant more frequent, albeit smaller orders, at higher prices. There are opportunity costs as well, especially with respect to opening new markets, both domestically and internationally. Despite the global downturn, our entry into India, and ultimately into Africa and other multiple Southeast-Asia countries, our production capacity will need to be continually expanded.

The first step was acquiring more space. After an initial lease period, in 2023, we purchased two industrial buildings which gave us 45,000 square feet to work with. After laying miles of electrical cable, rebuilding some walls, adding restrooms and a network of plumbing and drains, we acquired and installed an automated, high speed bottling line, installed our first reverse-osmosis system, and tripled our capacity.

Importantly, we're prototyping our newest generation of production technology which will cut batch production time by over 60%. This alone will significantly boost production throughput with the optional addition of multiple shifts and some limited automation without the CAPEX of adding incremental batch systems. At the same time, we are engineering a version of the new production technology as a plug and play, modular production package with centralized control and monitoring systems for use in multiple locations. We've named the system ACES (Advanced Concentrate Extraction System).

Although the modular system will be built and tested alongside the systems installed at our Cleveland facility, the first use for ACES for commercial extract production will be in Scotland. In order to produce and deliver a malt whiskey that can be legally named a Scotch Whisky concentrate, we plan to open a Scotland based production facility.

See **Appendix: Why Scotland** for an expanded discussion on the economics, the alternatives, and the rationale for this element of our expansion plan.

Competition

Internationally the focus is on India, and subsequent moves into Africa and other Southeast-Asian countries who already purchase IMFL. When it comes to our move into the whiskey concentrate space, our competition isn't from other distillers, but rather from established flavor and fragrance companies including Firmenich https://www.dsm-firmenich.com/ and International Flavors and Fragrances https://www.iff.com/ .

Other competitors in this space, all multi-billion dollar conglomerates, include the German company Symrise https://www.symrise.com/, another Swiss company, Givaudan https://www.givaudan.com/ , and Mane Kancor https://manekancor.com/ in India.

It sounds formidable but we've adapted and refined our proprietary maturation and finishing technology to create a more flavorful extract with a lower cost of lower cost of production and subsequently lower market pricing. Also, unlike the competition we can do it without chemical treatment providing all natural and transparent label concentrates.

Not to be overlooked, the Scotch industry also provides bulk Vatted Malt Scotch (VMS) for blending with Indian spirits. The VMS is typically a blend of neutral grain spirits and 3 to 5 year old Scotch whisky. When using VMS, the ratio of NGS to imported whiskey is relatively low. Using our American Malt Whiskey Concentrate allows for a greater proportion of NGS in the blend yet delivers a superior flavor profile. We expect the same advantages with the Scotch Whisky concentrate to be produced in our planned Scotland based facility. Again, lower cost, better flavor, blue ocean.

For our bottled whiskey (non-concentrate), our competition comes from other craft distillers and the full range of large conglomerate players including Suntory-Beam, Diageo, Constellation Brands, and Pernod Ricard. In the past decade, the rate of new entries has intensified the competition for shelf-space, both brick and mortar as well as within e-commerce venues.

Marketing and Sales

Internationally we're selling bulk concentrate to other distilleries, blenders and bottlers. To facilitate the transactions, orders are processed through Ella Spirits, who manages payments, contracts, incoming product and local transport of product to our customers. As we newly enter these markets, we have meetings with buyers, participate in selected trade shows, provide samples for potential customers and demonstrate the financial advantages of using our products versus the competition.

Currently we're testing, in conjunction with our affiliate company, Ella Spirits, the use of joint venture agreements where the buyer (and venture partner) provides start-up financing while we produce the raw materials in bulk and arrange for in-market blending and bottling. The partner is then responsible for distribution, local marketing and sales.

Domestically, it's different, and we start with getting product on the shelves.

Complicated and bureaucratic, regulations and tax rules vary from state to state and distribution in the United States is a time consuming, intensive, and expensive process.

To make it work has always required classic "feet to the ground" sales through distributors, which are followed-up by assertive sales and support, including promotional visits to both on and off-premise facilities, "ride-along" initiatives with the distributor sales reps as well as participation in tasting events at retailers.

It's not just the cost of our staff, but also the extraordinary inefficiency of small volume sales that require on-site visits and face-to-face contact with the designated buyers.

For a small brand it burns through cash much too quickly, so here's our guiding principles and practice:

1. We started just like every other distillery. Focused on getting distribution and retail shelf space EVERYWHERE. It burned through cash much too quickly and it simply wasn't what we wanted to do. As a technology company, we recognize that our brands are, in many ways, vehicles to prove and enhance the equity value of that technology. Accept that premise and we can make do with distribution in a much smaller number of targeted, high margin markets.

2. Bars and Restaurants. On a bottle-by-bottle basis, they're the most expensive sale to make. While bartender recommendations and on-premise shelf presence were critical before the advent of social media, they are less important today. We choose to be selective, targeting bars and restaurants where the playing field is fair and our brands are served, not just tucked away on a shelf. It's easier to manage and even though we're not in every bar, it's decidedly more profitable.

3. Given our technology and the ability to produce small batch, niche products efficiently and cost effectively, e-commerce is a natural channel. State-by-state regulations often restrict direct shipping to consumers but that is slowly changing. As active members of both the Ohio Distillers Guild and the Distilled Spirits Council of the United States, we've joined advocacy groups working to get laws changed on a state by state basis.

Once our bottles are on the shelves, what do we do next?

Marketing investments in 2026 are focused and targeted on delivering brand awareness and preference in markets where we have a shelf presence.

We effectively leverage traditional advertising with active social media and systematic engagement with our self-identified customer base through Instagram, Facebook, Twitter, and e-mail. That also includes the activation of a cadre of unofficial brand ambassadors and evangelists from over 1,900 small investors who believe in our company, our vision, and our products.

We also color outside the lines.

Describing us as simply another distillery is a little like comparing Uber® to a traditional taxicab. Take for instance our version of custom barrel programs offered by larger players such as Buffalo Trace, Jack Daniel's, and Angel's Envy.

Our custom blended "barrels" allow retailers, restaurant chains and even individual bulk purchases (i.e., corporations) to customize a blend which includes multiple mash bills and a unique and expanding range of wood finishes including black cherry, sugar maple, apple, and mesquite.

A typical program sale consists of a minimum of ten cases purchased (one case contains 12 - 750ml bottles). The sales process is efficient, and the result profitable.

Export Strategy

We have sold in South Korea, Indonesia, Germany, Switzerland, France, and Spain but without the necessary capacity to fully serve our domestic markets, and oftentimes chaotic and unpredictable tariff policies, in both Europe and Asia, we pulled back on earlier export initiatives to focus on the domestic markets.

Today, however, with the investments we've made to create systematic and predictable capacity expansion, we can not only serve domestic markets better, but we are aggressively pursuing expansion in select international markets as well.

Part of a long-term strategy, we formed a joint venture in 2022 to help us enter the market in India. As both the largest democracy and largest consumer of whisky in the world, India is also a gateway to other Asian, Africa and Middle Eastern markets. Unfortunately, India has some of the highest whisky tariffs in the world and despite relatively recent initiatives to reduce these long-established tariffs, they appear unlikely to change in the foreseeable future.

To legally minimize the impact of the tariffs, a sizable portion of whisky sold in-country is produced as IMLF (Indian Made Foreign Liquor). Typically, a blend of local Indian made grain spirts and either flavors, extracts or foreign- made bourbon or malt whisky.

As one of our on-going research and development initiatives (inspired by inquiries into licensing our technology), we have been able to develop a competitive, scalable, and cost-effective whiskey concentrate that we are taking to market by way of this Indian based joint venture.

The new venture, named Ella Spirits https://ellaspirits.in , is 49% owned by VISPIRI Inc (limited by India law). As an Indian based company, we can facilitate necessary government approvals, gain market access and acquire local investment.

Vispiri benefits from the sale of concentrate directly to the venture (exported to India) as well as a share of profits from the IMLF. Our first sales were made late in Q4/2025 with contracts totaling the equivalent of over $580,000**.**

In cooperation with Ella Spirits, we've also signed a non-exclusive distribution agreement with I Brands Beverages Pvt. Ltd. https://ibrandsplc.com/home.php a leading spirits manufacturer and distributor of spirits in 6,000 retail outlets across 120 cities in India, as well as a rapidly expanding market presence in the ASEAN countries, specifically Cambodia, Vietnam, and Laos.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior

to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering; it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that

additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	1,098
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	4,748,799
Maximum Amount of the Securities Offered	508,242
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	5,255,943
Price Per Security	$9.10
Minimum Individual Purchase Amount	$254.80
Offering Deadline	September 30, 2026
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Vispiri Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC dba Highlander ("Highlander"). Highlander is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF as well as the out-of-pocket costs to launch the offering. The issuer is also responsible for reimbursing Highlander for the cost associated with escrow, payments and bad actor check costs. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $9,991.80 and $4,625,002.20 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $9,991.80, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $9,991.80, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

Offering Purpose:
If the maximum offering amount is raised, our anticipated use of proceeds is as follows below in the "Use of Proceeds" section.

Use of Proceeds:

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Highlander Portal Fee	4.90%	$489.60	4.90%	$226,625.11
Made in Scotland Initiative	36.00%	$3,587.05	36.00%	$1,665,000.72
Product Expansion	28.00%	$2,797.70	28.00%	$1,295,000.62
Operating Capital	24.00%	$2,398.03	24.00%	$1,110,000.53
Marketing and Sales	7.10%	$709.42	7.10%	$328,375.16
Total	**100%**	**$9,991.80**	**100%**	**$4,625,002.20**

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

How will the issuer complete the transaction and deliver securities to the investors?

Manage Own Records - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this Case, they will be managing their records on their own. Stock ownership is recorded in the company's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering Highlander will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Highlander will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Up to $4,625,002.20 in Class F Common Stock at $9.10 per share with a minimum target amount of $9,991.80.

Offering Minimum: $9,991.80 | 1,098 shares of Class F Common Stock
Offering Maximum: $4,625,002.20 | 508,242 shares of Class F Common Stock
Type of Security Offered: Class F Common Stock
Purchase Price of Security Offered: $9.10 per Share
Minimum Investment Amount (per investor): $254.80 | 28 shares of Class F Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $254.80. The Company must reach its Target Offering Amount of $9,991.80 by September 30, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,991.80 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

13. Do the securities offered have voting rights? Voting Rights and Proxy:

The issuer is offering Class F Common Stock in this offering. Class F Common Stock does not have voting rights in the company.

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. Material terms of any outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Preferred Shares	1,139,989	1,139,989	N/A	N/A	Yes
Class A Common Shares	1,488,009	1,488,009	N/A	N/A	Yes
Class E Common Shares	189,061	189,061	N/A	N/A	No
Class F Common Shares	1,347,389	80,498	N/A	N/A	No
Class B Common Shares	1,415,539	46,500	1,369,039	N/A	No
Class C Common Shares	166,000	166,000	N/A	N/A	No
Class D Common Shares	268,605	268,605	N/A	N/A	No

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The company has Preferred Shares, Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock, Class E Common Stock, and Class F Common Stock authorized in the company. Only Preferred Shares and Class A Common Stock has voting rights in the company. The issuer is offering Class F Common Stock in this offering. Class F Common Stock does not have voting rights in the company.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The issuer is raising this Regulation Crowdfunding round at a $43,204,079.10 pre-money valuation, when including outstanding options.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a

venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Material terms of any indebtedness of the issuer:

	Loans	12/31/25	New loans in 2026	Balance at 3/31/26
		$	$	$
2700	ECDI Loan *0202	-	-	-
2701	Grant B (Convertible Loan)	33,500		33,500
2705	D.Camiener	10,673		10,673
2706	30405 Solon Spec	101,947		97,050
2707	Cara Zale	101,947		97,050
2709	ECDI Loan*0201	-		-
2715	ECDI Loan*RL2890	1,744		702
2716	Whiskey Bond	1,245,000		1,245,000
2717	Barrel Purchase / Coffey	200,000		200,000
2718	Newtek-SBA Loan*7319	462,650		462,650
2719	Newtek Loan 8106 (Main)	3,457,922		3,457,922
2720	Newtek Loan *8153 (2nd)	-		-
2721	K.Cash Notes Payable	100,000		100,000
2722	Navitas	-		-
2723	Short Term Notes Payable-D.Coffey	25,000		25,000
2725	ST-Square Loan (1)	-		-
2727	Short Term Loan-D Coffey 2	25,000		25,000
2728	SBA Alloy Loan	2,832,941		2,832,661
2729	ST-Square Loan (2)	4,691		0
2730	TL-Short Term Loan	51,126	40,000	91,126
2731	Kapitus Loan	77,637		57,157
2732	Credibly	54,389		39,845
2733	ST-Square Loan (3)		22,587	20,020
2734	Front Capital		50,000	44,075
2735	Path Capital		65,000	62,234

24. What other exempt offerings has the Company conducted within the past three years?

2025 Reg CF Offering
- Type: Equity
- Final Amount Sold: $303,787
- Price: $8.33
- Use of proceeds: Product Expansion and Operating Capital
- Date: May 1, 2025

2026 Reg CF Offering
- Type: Equity
- Final Amount Sold: $358,432
- Price: $8.33
- Use of proceeds: Product Expansion and Operating Capital
- Date: March 30, 2026

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

The Company may, from time to time, enter into lending arrangements with related parties, including officers, directors, and other affiliated individuals or entities. All such arrangements are evaluated and approved by management to ensure the terms are reasonable and consistent with those that would be negotiated in an arm's-length transaction.

Loans to related parties are documented in formal agreements that specify the interest rate, maturity date, repayment terms, and any applicable covenants. The Company classifies related party loans as current or non-current based on the contractual due dates and its expectations regarding repayment.

Interest income on related party loans is recognized over the life of the loan using the effective interest method. Balances due from related parties are reviewed periodically for collectability,

and allowances are recorded if necessary. Related party loans are disclosed separately in the financial statements due to the nature of the relationship.

Management monitors all related party arrangements for compliance with internal policies and U.S. GAAP disclosure requirements under ASC 850, Related Party Disclosures.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Yes.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Cleveland Whiskey (Vispiri Inc.) showed a modest decline in revenue but meaningful improvement in operating efficiency from 2024 to 2025. Net revenue decreased from approximately $1.59M in 2024 to $1.37M in 2025, while gross profit remained relatively stable ($739K vs. $709K), indicating improved cost control in production despite lower sales volume. Notably, operating expenses were significantly reduced—from $1.68M in 2024 to $1.09M in 2025—driven largely by a sharp decline in general and administrative expenses. As a result, operating loss improved substantially from $(943K) to $(383K), reflecting better core operational discipline.

Despite these operational improvements, the company continues to generate significant net losses due to high financing costs and other non-operating expenses. Interest expense alone totaled approximately $529K in 2025 (down from $952K in 2024), and total net loss improved from $(2.19M) in 2024 to $(1.13M) in 2025. While this is a meaningful reduction, the company remains far from profitability, with losses continuing to accumulate and contributing to an accumulated deficit of approximately $6.87M as of year-end 2025.

From a liquidity perspective, cash on hand increased slightly to $250K in 2025 from $193K in 2024, primarily due to financing activities rather than operating performance. The company used approximately $1.6M in cash for operations in 2025, indicating ongoing negative cash flow from core business activities. This burn was offset by $3.94M in new loan proceeds and $413K from equity issuance. While near-term liquidity improved slightly, the business remains highly dependent on external financing to sustain operations.

The balance sheet reflects increasing financial strain, with total liabilities rising to $9.64M in 2025 from $8.75M in 2024, driven largely by growth in long-term debt. The company also remains in a negative equity position ($(2.78M)), highlighting structural imbalance. Importantly, the auditor has included a going concern warning, noting that current liquidity and ongoing losses raise substantial doubt about the company's ability to continue operations without additional capital. Overall, while operational efficiency improved in 2025, the company remains heavily leveraged, cash flow negative, and reliant on continued fundraising to survive.

For additional information regarding the issuer's financials, please review Exhibit A.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
   i. At the time of the filing this offering statement bars the person from:
      1. **Association with an entity regulated by such commission, authority, agency or officer?**
      2. **Engaging in business of securities, insurance, or banking?**
      3. **Engaging in savings association or credit union activities?**

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
   ii. Places limitations on the activities, functions or operations of such person?
   iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
   ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Vispiri Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Audited Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Articles of Incorporation: See Exhibit D

Bylaws: See Exhibit E

Exhibit A

Audited Financial Statements (See attachment to Form C)

Exhibit B

Offering Page (See attachment to Form C)

Exhibit C

Subscription Agreement (See attachment to Form C)

Exhibit D

Articles of Incorporation (See attachment to Form C)

Exhibit E

Bylaws (See attachment to Form C)